Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In millions, except ratio of earnings to fixed charges)

		Two Month	Ten Month
	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	November 7,	Year Ended December 31,
	2010	2009	2009	2008	2007	2006
Consolidated income (loss) before provision (benefit) for income taxes, equity in net (income) loss of afffiliates and cumulative effect of a change in accounting principle	$448.8	$(33.8)	$927.6	$(541.4)	$323.2	$(653.4)
Fixed charges	82.1	15.3	177.5	226.9	235.9	254.4
Distributed income of affiliates	7.4	0.6	4.7	4.1	7.3	1.6

Earnings	$538.3	$(17.9)	$1,109.8	$(310.4)	$566.4	$(397.4)

Interest expense	$55.4	$11.1	$151.4	$190.3	$199.2	$209.8
Portion of lease expense representative of interest	26.7	4.2	26.1	36.6	36.7	44.6

Fixed charges	$82.1	$15.3	$177.5	$226.9	$235.9	$254.4

Ratio of Earnings to Fixed Charges (1)	6.6	—	6.3	—	2.4	—

Fixed Charges in Excess of Earnings	$—	$33.2	$—	$537.3	$—	$651.8

(1)	Earnings in the two month period ended December 31, 2009, and in the years ended December 31, 2008 and 2006, were not sufficient to cover fixed charges by $33.2 million, $537.3 million and $651.8 million, respectively. Accordingly, such ratios are not presented.